Exhibit 99.1

Akebia Therapeutics, Inc. 245 First Street, Suite 1100 Cambridge, MA 02142 T: +1 617.871.2098 F: +1 617.871.2099 www.akebia.com

November 10, 2014

Akebia Announces Third Quarter 2014 Financial Results

-Advancing Toward Global Phase 3 Registration Studies in 2015 Following Positive Top-Line Results from Phase 2b Study of AKB-6548-

CAMBRIDGE, Mass.—(BUSINESS WIRE)— Akebia Therapeutics, Inc. (NASDAQ:AKBA), a biopharmaceutical company focused on delivering innovative therapies to patients with kidney disease through the biology of hypoxia inducible factor (HIF), today announced financial results for the third quarter ended September 30, 2014.

“In recent months, we have made substantial progress with our development program for AKB-6548 in renal anemia, most significantly, reporting positive top-line data from our Phase 2b study in non-dialysis patients with chronic kidney disease, or CKD.  This result provides a clear path forward into Phase 3 registration studies next year,” stated John P. Butler, President and Chief Executive Officer of Akebia. “The findings from that study confirmed that our once-daily, oral therapy can safely and predictably increase and maintain hemoglobin levels in this very ill patient population, and reinforce our confidence in the candidate’s best-in-class potential.  We are in a strong financial position to advance our ongoing Phase 2 study for AKB-6548 in CKD patients undergoing dialysis and to launch our global registration program.  We look forward to discussing the Phase 2b study results with U.S. and European regulatory agencies in preparation for launching Phase 3 registration studies.”

Third Quarter and Recent Corporate Highlights

•	Announced positive top-line results from its Phase 2b study of AKB-6548 in non-dialysis patients with anemia related to chronic kidney disease
•	Initiated Phase 2 development of AKB-6548 for the treatment of anemia in patients undergoing dialysis, with results expected in the third quarter of 2015
•	Strengthened the Board of Directors with the addition of Ronald C. Renaud, Jr., former President and Chief Executive Officer of Idenix Pharmaceuticals, Inc.
•	Completed a thorough QT (TQT) study demonstrating that AKB-6548 does not have an adverse effect on cardiac repolarization or conduction

Third Quarter 2014 Financial Results

Akebia reported a net loss and a net loss applicable to common stockholders of $9.3 million, or ($0.47) per share, for the third quarter of 2014. Net loss applicable to common stockholders for the third quarter of 2013, which includes accretion on preferred stock of $2.7 million, was $6.5 million or ($11.92) per share. In connection with the closing of the Company’s initial public offering on March 25, 2014, all of the Company’s outstanding shares of preferred stock were converted into shares of common stock.

Research and development expenses were $6.6 million for the third quarter of 2014 compared to $3.2 million for the third quarter of 2013. The increase of $3.4 million in research and development expenses is primarily attributable to costs related to AKB-6548 including, costs related to Phase 2 clinical development of AKB-6548 and the manufacture of drug substance and drug product.  Research and development costs were further increased by stock-based compensation, wage and personnel-related costs due to increased headcount and drug development costs for AKB-6899.

General and administrative expenses were $2.9 million for the third quarter of 2014 compared to $0.8 million for the third quarter of 2013. The increase of $2.1 million in general and administrative expenses is primarily related to an increase in wage and personnel related costs due to increased headcount, increased professional fees and commercial planning costs as well as increased stock-based compensation expense of $0.5 million.

The increased stock-based compensation expense in both research and development expenses and general and administrative expenses is primarily a result of an increase in the value of the Company’s common stock due to the Company’s initial public offering.

The Company’s cash used in operations during the third quarter of 2014 was $5.6 million, an increase of $2.7 million from $2.9 million for the same period of 2013. The Company ended the third quarter of 2014 with cash, cash equivalents and short-term investments of $118.3 million and expects its existing cash resources to support operations through the first half of 2016.

About Akebia Therapeutics

Akebia Therapeutics, Inc. is a biopharmaceutical company headquartered in Cambridge, Massachusetts, focused on delivering innovative therapies to patients with kidney disease through HIF biology. Akebia's lead clinical program, AKB-6548, is a once-daily, oral therapy, which has completed a Phase 2b study in non-dialysis patients with anemia related to CKD and is in Phase 2 development for the treatment of anemia in patients undergoing dialysis, serious medical conditions that lead to increased morbidity and mortality if left untreated. For more information on Akebia, please visit www.akebia.com.

Forward-Looking Statements

This press release includes forward-looking statements. Such forward-looking statements include those about Akebia's strategy, future plans and prospects, including statements regarding the potential indications and benefits of AKB-6548, the development plan for the Phase 2 study in dialysis patients with anemia related to CKD, the development plan for Phase 3 including discussions with regulatory authorities, and the potential of AKB-6548 to be a “best-in-class” product. The words "anticipate," "appear," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Each forward-looking statement is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statement, including the risk that existing preclinical and clinical data may not be predictive of the results of ongoing or later clinical trials; the ability of Akebia to successfully complete the clinical development of AKB-6548; the funding required to develop Akebia's product candidates and operate the company, and the actual expenses associated therewith; the timing and content of decisions made by the FDA and other regulatory authorities; the rate of enrollment in the Phase 2 study; the actual time it takes to complete the Phase 2 study and analyze the data; the success of competitors in developing product candidates for diseases for which Akebia is currently developing its product candidates; and Akebia's ability to obtain, maintain and enforce patent and other intellectual property protection for AKB-6548. Other risks and uncertainties include those identified under the heading "Risk Factors" in Akebia's Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, and other filings that Akebia may make with the Securities and Exchange Commission in the future. Akebia does not undertake, and specifically disclaims, any obligation to update any forward-looking statements contained in this press release.

Tables Follow:

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AKEBIA THERAPEUTICS, INC.

Condensed Statements of Operations

(in thousands except share and per share data)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013

Revenue	$—	$—	$—	$—
Operating expenses:
Research and development	6,648	3,240	18,330	7,591
General and administrative	2,936	794	9,003	2,141

Total operating expenses	9,584	4,034	27,333	9,732

Operating loss	(9,584)	(4,034)	(27,333)	(9,732)

Other income, net	236	266	669	2,513

Net loss and comprehensive loss	$(9,348)	$(3,768)	$(26,664)	$(7,219)
Reconciliation of net loss to net loss applicable to common stockholders:

Net loss	$(9,348)	$(3,768)	$(26,664)	$(7,219)
Accretion on preferred stock		(2,748)	(86,899)	(52,862)
Loss on extinguishment of preferred stock	—	—	—	—

Net loss applicable to common stockholders	$(9,348)	$(6,516)	$(113,563)	$(60,081)

Net loss per share applicable to common stockholders—basic and diluted	$(0.47)	$(11.92)	$(8.16)	$(117.94)

Weighted-average number of common shares used in net loss per share applicable to common stockholders—basic and diluted	19,691,167	546,714	13,920,651	509,425

AKEBIA THERAPEUTICS, INC.

Selected Balance Sheet Data

(in thousands)

(unaudited)

	September 30, 2014	December 31, 2013

Cash, cash equivalents and short-term investments	$118,338	$32,556
Working capital	113,318	29,529
Total assets	120,170	34,665
Total stockholders’ equity (deficit)	113,614	(127,072)

Investors:

Nicole P. Jones

Senior Director, Investor Relations and Corporate Communications

Tel: +1 617-871-1210

Email: njones@akebia.com

Media:

Feinstein Kean Healthcare

Liz Falcone, +1 617-761-6727

liz.falcone@fkhealth.com

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